

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 29, 2015

Via E-mail
Mr. Paul G. Driscoll
Vice President and Chief Financial Officer
Acme United Corporation
55 Walls Drive
Fairfield, CT 06824

> **Re: Acme United Corporation**
> **Form 10-K**
> **Filed March 6, 2015**
> **File No. 1-7698**

Dear Mr. Driscoll:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction